-----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number 3235-0145
                                                   Expires: December 31, 2005
                                                   Estimated average burden
                                                   hours per response ..... 11
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SAFLINK Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    786578104
                                   -----------
                                 (CUSIP Number)

                                 Scott E. Derby
                           SDS Capital Partners, LLC
                          53 Forest Avenue, 2nd Floor
                            Old Greenwich, CT 06870
                                 (203) 967-5880

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 18, 2003
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786578104                     13D                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Merchant Fund, L.P.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)  WC


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Delaware


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             5,894,589
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        5,894,989
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,894,989
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        23.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP No. 786578104                     13D                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Partners, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Delaware


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           5,894,589
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      5,894,589

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,894,989
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        23.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 786578104                     13D                   Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Delaware


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           5,894,589
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      5,894,589

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,894,989
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        23.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 786578104                     13D                   Page 5 of 10 Pages

--------------------------------------------------------------------------------

                                  INTRODUCTION
                                  ------------

     This Schedule 13D is being filed pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, by SDS Merchant Fund, L.P., a Delaware limited partnership ("SDS" or the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of SAFLINK Corporation, a Delaware corporation (the "Company"). The Reporting Person filed a Schedule 13G on April 5, 2002, Amendment No. 1 to Schedule 13G on December 10, 2002 and Amendment No. 3 to
Schedule 13G on January 3, 2003 (collectively, the "Schedule 13G"). The Schedule 13G, as amended by this Schedule 13D, is referred to as the "Schedule 13D."

ITEM 1.  SECURITY AND ISSUER

     This  statement  relates to the Common  Stock of SAFLINK  Corporation.  The
Company's executive offices are located at 11911 N.E. First Street 304, Bellevue, Washington 98005.

ITEM 2.    IDENTITY AND BACKGROUND

     This statement is filed by SDS Merchant Fund, L.P., a Delaware limited partnership (the "Reporting Person"). SDS Capital Partners, LLC, a Delaware limited liability company, is the general partner (the "General Partner") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the General Partner. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of the General Partner is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

          (d) During the last five years, neither the Reporting Person, the General Partner, Mr. Derby nor any executive officer or director of the Reporting Person has been convicted in a criminal
               proceeding    (excluding    traffic    violations    or   similar
               misdemeanors).

          (e) During the last five years, neither the Reporting Person, the General Partner, Mr. Derby nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

CUSIP No. 786578104                     13D                   Page 6 of 10 Pages

--------------------------------------------------------------------------------

          (f)  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The purchase price of $1,475,600 paid by the Reporting Person to purchase 7,378 shares of Series E Preferred Stock of the Company and the exercise price of $1,037,653.90 to exercise the warrant to purchase 484,885 shares of Common Stock (which includes the additional 23,529 shares of Common Stock issued pursuant to an anti-dilution adjustment to the number of shares issuable under the warrant) was paid out of the working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisitions by the Reporting Person was to purchase securities of the Company for investment purposes. On June 5, 2001, the Reporting Person purchased 7,378 shares of Series E Preferred Stock with a stated value of $200 per share. On February 18, 2003, the Reporting Person converted all 7,378 shares of Series E Preferred Stock into 1,054,000 shares of Common Stock at a conversion price of $1.40 per share. Shares of Series E Preferred Stock of the Company may not be converted if the Reporting Person, following such conversion, would beneficially own in excess of 4.999% of the outstanding shares of Common Stock or if the Reporting Person already beneficially owns in excess of 4.999% of the outstanding shares of Common Stock. This 4.999% provision was waived and the Reporting Person was permitted to convert its shares of Series E Preferred Stock on February 18, 2003.

     On January 8, 2001, the Company issued to the Reporting Person a warrant to purchase 461,356 shares of Common Stock at an exercise price of $2.25 per share, as such price may be adjusted from time to time pursuant to anti-dilution provisions contained in the warrant. On February 18, 2003, the Reporting Person exercised its warrant to purchase 461,356 shares of Common Stock at an adjusted exercise price of $2.14 per share as adjusted under the warrant. The Reporting Person also received an additional 23,529 shares of Common Stock pursuant to an anti-dilution adjustment to the number of shares issuable under the warrant. The warrant may not be exercised if the Reporting Person, following such exercise, would beneficially own in excess of 4.999% of the outstanding shares of Common Stock or if the Reporting Person already beneficially owns in excess of 4.999% of the outstanding shares of Common Stock. This 4.999% provision was waived and the Reporting Person was permitted to exercise its warrant on February 18, 2003.

     Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be

CUSIP No. 786578104                     13D                   Page 7 of 10 Pages

--------------------------------------------------------------------------------

authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

1.  The Reporting Person.

          (a)  Amount beneficially owned: 5,894,589 shares of Common Stock.

          (b)  Percent of Class:23.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote: 5,894,589

               (ii)  shared power to vote or direct the vote: 0

               (iii) sole  power  to  dispose  or  direct  the   disposition of:
                     5,894,589

               (iv)  shared power to dispose or direct the disposition of: 0

2.  The General Partner - same as Mr. Derby, see below.

3.  Mr. Derby.

          (a)  Amount beneficially owned: 5,894,589 shares of Common Stock.

          (b)  Percent of Class: 23.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote: 0

               (ii)  shared power to vote or direct the vote: 5,894,589

               (iii) sole power to dispose or direct the disposition of: 0

               (iv)  shared  power to  dispose  or  direct  the  disposition of:
                     5,894,589

     During the past 60 days the Reporting Person has effected the following transactions:

     On February 18, 2003, the Reporting Person converted 7,378 shares of Series E Preferred Stock into 1,054,000 shares of Common Stock at a conversion price of $1.40 per share.

CUSIP No. 786578104                     13D                   Page 8 of 10 Pages

--------------------------------------------------------------------------------

     On February 18, 2003, the Reporting Person exercised its warrant to purchase 484,885 shares of Common Stock (which includes the additional 23,529 shares of Common Stock issued pursuant to an anti-dilution adjustment to the number of shares issuable under the warrant) at an exercise price of $2.14 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1       Joint Filing Agreement dated February 25, 2003.

CUSIP No. 786578104                     13D                   Page 9 of 10 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2003

                                                SDS MERCHANT FUND, L.P.
                                                By:  SDS Capital Partners, LLC,
                                                     its General Partner


                                                By: /s/ Steven Derby
                                                    ----------------------------
                                                    Name:  Steven Derby
                                                    Title: Managing Member


                                                SDS CAPITAL PARTNERS, LLC


                                                By: /s/ Steven Derby
                                                    ----------------------------
                                                    Name:  Steven Derby
                                                    Title: Managing Member


                                                        /s/ Steven Derby
                                                    ----------------------------
                                                            Steven Derby

CUSIP No. 786578104                     13D                  Page 10 of 10 Pages

--------------------------------------------------------------------------------


                                    EXHIBIT A
                             JOINT FILING AGREEMENT

This  Agreement  is filed as an exhibit to this  Schedule 13D being filed by SDS
Merchant Fund, L.P., SDS Capital Partners, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: February 25, 2003

                                                SDS MERCHANT FUND, L.P.
                                                By:  SDS Capital Partners, LLC,
                                                     its General Partner


                                                By: /s/ Steven Derby
                                                    ----------------------------
                                                    Name:  Steven Derby
                                                    Title: Managing Member


                                                SDS CAPITAL PARTNERS, LLC


                                                By: /s/ Steven Derby
                                                    ----------------------------
                                                    Name:  Steven Derby
                                                    Title: Managing Member


                                                        /s/ Steven Derby
                                                    ----------------------------
                                                            Steven Derby